SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Ebix, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

278715206

(CUSIP Number)

Rolf Herter

c/o Streichenberg Attorneys at Law

Stockerstrasse 38

CH-8002 Zurich

(41-1) 208 25 25

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

CUSIP No. 278715206	SCHEDULE 13D	Page 2 of Page 10

1	NAME OF REPORTING PERSONS Rennes Fondation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Principality of Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,242,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,242,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,242,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%***
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Amounts reflect 3,570,473 shares of common stock held by the Rennes Fondation. The Rennes Fondation granted an irrevocable proxy in favor of Exchange Parent Corp., a Delaware corporation, with respect to such shares in accordance with the terms and conditions of the Voting Agreement (defined below). Amounts also reflect 3,454,537 shares of

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common stock held by Robin Raina and 217,064 shares of common stock held by the Robin Raina Foundation, Inc., the beneficial ownership of which may be imputed to the Rennes Fondation pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
**	This amount does not reflect shares of common stock beneficially owned by Broad Street Principal Investments, L.L.C. or entities affiliated therewith. For information as to the beneficial ownership of common stock held by Broad Street Principal Investments, L.L.C., and entities affiliated therewith, please see the Schedule 13D filed by Goldman Sachs Group Inc. on May 10, 2013. The Rennes Fondation expressly disclaims beneficial ownership of any shares beneficially owned by Robin Raina or the Robin Raina Foundation, Inc. or Broad Street Principal Investments, L.L.C.
***	Based on 38,587,313 shares of common stock of the Issuer, which is the sum of (i) 37,147,313 shares of common stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2013, and (ii) 1,440,000 shares of common stock underlying options to purchase common stock held by Mr. Raina, as reported in the Schedule 13D/A filed by Mr. Raina on May 3, 2013.

CUSIP No. 278715206	SCHEDULE 13D	Page 4 of Page 10

Item 1.	Security and Issuer.

This Schedule 13D (this “Report”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of Ebix, Inc. (the “Issuer”). The Issuer’s principal offices are located at Five Concourse Parkway, Suite 3200, Atlanta, Georgia, 30328. The Common Stock is listed on the Nasdaq Global Capital Market.

Item 2.	Identity and Background

This Report is being filed by The Rennes Fondation (the “Reporting Person”) to report the Reporting Person’s beneficial ownership of Common Stock of the Issuer. The Rennes Fondation is a private investment company headquartered in and organized under the laws of the Principality of Liechtenstein. The business address for the Rennes Fondation is Rätikonstrasse 13, Vaduz, Principality of Liechtenstein, FL-9490. The Reporting Person’s business includes capital investments and related activities. The name, business address, present principal occupation or employment and citizenship of each director of the Rennes Fondation are set forth in Schedule I hereto and are incorporated herein by reference. The Rennes Fondation has a board consisting of three directors. Voting and investment decisions regarding any securities held by the Rennes Fondation are made by the board as a whole.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As a result of the Agreements and the Proposed Transaction to which they relate described in Item 4 below, the Reporting Person may be deemed to be a member of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Robin Raina, the Robin Raina Foundation, Inc. and Broad Street Principal Investments and its affiliates.

In accordance with Rule 13d-5(b)(1) under the Exchange Act, the beneficial ownership of shares of Common Stock held collectively by Robin Raina, the Robin Raina Foundation, Inc., Broad Street Principal Investments and entities affiliated therewith, including, but not limited to, Exchange Merger Corp. and Exchange Parent Corp., (collectively, the “Group Shares”) may be imputed to the Reporting Person. As of May 1, 2013, the Reporting Person may therefore be deemed to beneficially own an aggregate of 7,242,074 shares of Common Stock (the “Aggregate Shares”), including 3,671,601 shares of Common Stock held by Robin Raina and the Robin Raina Foundation, Inc. The Aggregate Shares do not reflect shares of Common Stock beneficially owned by Broad Street Principal Investments or entities affiliated therewith. For information regarding the beneficial ownership of shares of Common Stock held by Broad Street Principal Investments, please see the Schedule 13D filed by Goldman Sachs Group Inc. on May 10, 2013. No funds from the Reporting Person were used to acquire any of the Group Shares, the beneficial ownership of which the Reporting Person expressly disclaims.

The source of the funding for the purchase of the Common Stock by the Reporting Person was the general working capital of the Reporting Person. The aggregate purchase price of the Common Stock purchased by the Reporting Person was approximately $32,887,835.

CUSIP No. 278715206	SCHEDULE 13D	Page 5 of Page 10

Item 4.	Purpose of Transaction.

On May 1, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exchange Parent Corp., a Delaware corporation (“Parent”), and Exchange Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Proposed Transaction”), and each issued and outstanding share of the Issuer’s Common Stock will convert into the right to receive the consideration set forth in the Merger Agreement (other than shares (i) held by the Issuer as treasury stock, (ii) owned by Parent, Merger Sub or any subsidiary of the Issuer, and the Rollover Shares (as defined below) or (iii) held by stockholders who have demanded appraisal for such shares in accordance with Delaware law). The Merger Agreement is subject to certain closing conditions as set forth in the Merger Agreement. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text thereof. The merger consideration otherwise payable to the Rennes Fondation under the Merger Agreement with respect to the Rollover shares will be governed by the Rollover Letter Agreement (discussed below).

Concurrent with Parent entering into the Merger Agreement, the Reporting Person entered into a voting agreement with Parent (the “Voting Agreement”), with respect to all of the shares of the Issuer’s Common Stock that are currently or will be beneficially owned by such Reporting Person (“Voting Agreement Shares”). During the term of the Voting Agreement, the Reporting Person has agreed, among other things, to: (1) vote all Voting Agreement Shares in favor of the Proposed Transaction and the transactions related to the Proposed Transaction; (2) vote all Voting Agreement Shares against any alternative business combination transaction; and (3) grant an irrevocable proxy in favor of Parent to vote and exercise all voting rights with respect to the matters described above. The Voting Agreement also contains restrictions on the ability of the Reporting Person to transfer the Voting Agreement Shares during the term of the Voting Agreement. The Voting Agreement will terminate upon a termination of the Merger Agreement in accordance with its terms. The Issuer is not a party to the Voting Agreement. The Voting Agreement is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text thereof. Robin Raina and the Robin Raina Foundation also executed a Voting Agreement. The Reporting Person and Robin Raina and the Robin Raina Foundation collectively currently own approximately 19% of the Issuer’s outstanding shares.

Also concurrent with Parent entering into the Merger Agreement, the Reporting Person entered into a Rollover Letter Agreement (the “Rollover Agreement”) with Parent. Pursuant to the Rollover Agreement, the Reporting Person will exchange, at the effective time of the merger, 3,000,000 of the shares of Common Stock it holds (the “Rollover Shares”) for a capital interest in Parent’s immediate parent, an offshore partnership (“Parent Holdco”) or Parent. After the Proposed Transaction is completed, the Reporting Person will indirectly retain an ownership interest of approximately 15% of the Issuer and Mr. Raina, pursuant to a separate agreement, will indirectly retain an ownership interest of approximately 29% of the Issuer (including restricted equity interests to be granted upon effectiveness of employment). The Rollover Agreement is filed as Exhibit 3 hereto and is incorporated by reference into this Item 4. The foregoing description of the Rollover Agreement is qualified in its entirety by reference to the full text thereof.

CUSIP No. 278715206	SCHEDULE 13D	Page 6 of Page 10

As a result of the Rollover Agreement and the Voting Agreement (collectively, the “Agreements”) and the Proposed Transaction to which they relate, the Reporting Person may be deemed to be a member of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Broad Street Principal Investments and Robin Raina and the Robin Raina Foundation.

If the merger is consummated, the Common Stock will be delisted from The NASDAQ Stock Market, and will cease to be registered under the Exchange Act, and the Issuer will be privately held by Parent.

Item 5.	Interest in Securities of the Issuer.

As a result of the Agreements and the Proposed Transaction to which they relate described in Item 4 above, the Reporting Person may be deemed to be a member of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Robin Raina, the Robin Raina Foundation and Broad Street Principal Investments.

In accordance with Rule 13d-5(b)(1) under the Exchange Act, the beneficial ownership of the Group Shares may be imputed to the Reporting Person. As of May 1, 2013, the Reporting Person may therefore be deemed to beneficially own the Aggregate Shares, including 3,570,473 shares of Common Stock held by the Reporting Person and 3,671,601 shares of Common Stock held by Robin Raina and the Robin Raina Foundation, Inc. The Aggregate Shares do not reflect shares of Common Stock held by Broad Street Principal Investments or entities affiliated therewith. The Aggregate Shares represent approximately 19% of the Issuer’s outstanding Common Stock based on 38,587,313 shares of common stock of the Issuer, which is the sum of (i) 37,147,313 shares of common stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the SEC on March 18, 2013, and (ii) 1,440,000 shares of common stock underlying options to purchase common stock held by Mr. Raina as reported in the Schedule 13D/A filed by Mr. Raina on May 3, 2013.

In accordance with the terms and conditions of the Voting Agreement, the Reporting Person has granted an irrevocable proxy in favor of Parent with respect to 3,570,473 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person has shared voting power and shared dispositive power with respect to such shares. The Reporting Person expressly disclaims beneficial ownership of any Group Shares.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Merger Agreement, the Voting Agreement, and the Rollover Agreement described in Item 4 are hereby incorporated by reference.

CUSIP No. 278715206	SCHEDULE 13D	Page 7 of Page 10

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Merger Agreement, dated May 1, 2013, by and among Ebix, Inc., Exchange Parent Corp. and Exchange Merger Corp.

Exhibit 2	Voting Agreement, dated May 1, 2013, by and among Exchange Parent Corp., the Rennes Fondation, Robin Raina and the Robin Raina Foundation, Inc.

Exhibit 3	Rollover Letter Agreement, dated May 1, 2013, by and among Exchange Parent Corp., the Rennes Fondation

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013

RENNES FONDATION

By:	/s/ Rolf Herter
Rolf Herter
Director

CUSIP No. 278715206	SCHEDULE 13D	Page 9 of Page 10

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1	Merger Agreement, dated May 1, 2013, by and among Ebix, Inc., Exchange Parent Corp. and Exchange Merger Corp.

Exhibit 2	Voting Agreement, dated May 1, 2013, by and among Exchange Parent Corp., the Rennes Fondation, Robin Raina and the Robin Raina Foundation, Inc.

Exhibit 3	Rollover Letter Agreement, dated May 1, 2013, by and among Exchange Parent Corp., the Rennes Fondation

CUSIP No. 278715206	SCHEDULE 13D	Page 10 of Page 10

SCHEDULE I

DIRECTORS OF THE RENNES FONDATION

The name, citizenship, business address, and present principal occupation or employment of each director of the Rennes Fondation is set forth below.

Name	Present Principal Occupation	Citizenship	Business Address
Rolf Herter	Managing partner of Streichenberg, Attorneys at Law in Zurich, Switzerland	Swiss	Stockerstrasse 38, Zurich, Switzerland, CH-8002

Anton Daniel Wyss	Partner of Audax Consulting Trust Establishment in Vaduz, Principality of Liechtenstein	Liechtenstein	Rätikonstrasse 13, P.O. Box 125, Vaduz, Principality of Liechtenstein, FL-9490

Renzo Zanolari	Partner of Audax Consulting Trust Establishment in Vaduz, Principality of Liechtenstein	Swiss	Rätikonstrasse 13, P.O. Box 125, Vaduz, Principality of Liechtenstein, FL-9490